CALROO, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

May 3, 2018



Independent Accountant's Review Report

To Management
Calroo, Inc.
Los Altos, CA

We have reviewed the accompanying balance sheet of Calroo, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 3, 2018

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

CALROO, INC.
BALANCE SHEET
DECEMBER 31, 2017
_____

		2017		2016
ASSETS				
CURRENT ASSETS				
Cash	$	11,132	$	2,128
TOTAL CURRENT ASSETS		11,132		2,128
TOTAL ASSETS		11,132		2,128
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		1,035		127
Accrued Expenses		3,825		-
TOTAL CURRENT LIABILITIES		4,860		127
NON-CURRENT LIABILITIES				
Deferred Compensation		225,000		125,000
Loans from Shareholders		206,000		124,000
Accrued Interest		26,472		10,114
TOTAL LIABILITIES		462,332		259,241
SHAREHOLDERS' EQUITY				
Common Stock (20,000,000 shares authorized; 10,537,730 issued; $.0001 par value)		1,054		600
Preferred Stock (3,000,000 authorized and issued, $.000125 par value)		375		375
Additional Paid in Paid		30		-
Retained Earnings (Deficit)		(452,659)		(258,088)
TOTAL SHAREHOLDERS' EQUITY		(451,201)		(257,113)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	11,132	$	2,128

CALROO, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Expense		
Salaries	$ 100,000	$ 100,000
Product Development	32,138	38,985
Consultants	24,571	-
General and Administrative	12,720	3,938
Sales and Marketing	7,985	165
	177,413	143,088
Net Income from Operations	(177,413)	(143,088)
Other Income (Expense)		
Interest Expense	(16,358)	(10,114)
State and Local Tax	(800)	(800)
Net Income	$ (194,571)	$ (154,002)

CALROO, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (194,571)	$ (154,002)
Change in Accounts Payable	908	(840)
Change in Accrued Expenses	3,825	-
Change in Deferred Compensation	100,000	100,000
Net Cash Flows From Operating Activities	(89,838)	(54,842)
Cash Flows From Financing Activities		
Change in Loans from Shareholders	82,000	18,000
Change in Accrued Interest	16,358	10,114
Issuance of Common Stock	484	-
Net Cash Flows From Investing Activities	98,842	28,114
Cash at Beginning of Period	2,128	28,856
Net Increase (Decrease) In Cash	9,004	(26,728)
Cash at End of Period	$ 11,132	$ 2,128

CALROO, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Starting Equity	$ (257,113)	$ (103,111)
Issuance of Common Stock	484	-
Net Income	(194,571)	(154,002)
Ending Equity	$ (451,201)	$ (257,113)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Calroo, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware, and California The Company is a developer of web and mobile application software.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017, 2016, and prior years. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2014, 2015, and 2016, will remain subject to review by the Internal Revenue Service until 2018, 2019, and 2020, respectively. The Company's 2017 federal tax filing will be subject to review by the Internal Revenue Service for three years form the original due date or the date filed, whichever is later.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2014, 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, 2021, and 2022, respectively.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE C- DEBT

In 2017, 2016, and 2015, the Company borrowed funds from its shareholders for the purpose of funding development operations ("Loans from Shareholders"). Loan from Shareholders accrue interest at the rate of 5% per annum, are unsecured, and are payable at a date in the future to be determined by the Company's management.

In 2017, 2016, and 2015, certain employees agreed to defer salary compensation in exchange for interest bearing notes issued by the Company ("Deferred Compensation"). Deferred Compensation accrues interest at the rate of 5% per annum, is unsecured, and is payable the Company at a date in the future to be determined by the Company's management.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 3, 2018, the date that the financial statements were available to be issued.